SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS

                        Filed under section 33(a) of the

             Public Utility Holding Company Act of 1935, as amended


                     EMPRESA RIO ELECTRICO SOCIEDAD ANONIMA

                        (Name of foreign utility company)


               Constellation Power International Investments, Ltd.


                (Name of filing companies, if filed on behalf of
                           a foreign utility company)

Item 1:
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                  The name and address of the entity claiming foreign utility company status is Empresa Rio Electrico Sociedad Anonima ("Riolec"), c/o Empresa Valle Hermoso S.A., Tarija E-1425, Cochabamba, Republica de Bolivia, Attn:
Carlos Querejazu, General Manager. Riolec is a corporation organized and existing under the laws of the Republic of Bolivia. Empresa Valle Hermoso S.A., a corporation organized and existing under the laws of the Republic of Bolivia ("EVH") owns 98% of Riolec, and the employees of EVH own 2% of Riolec. EVH is a corporation organized and existing under the laws of the Republic of Bolivia that was formed by The Bolivian Generating Group, LLC, a limited liability company organized and existing under the laws of the Cayman Islands, and Cititrust (Bahamas) Limited, trustee on behalf of the people of Bolivia and the employees of EVH. Constellation Power International Investments, Ltd., an exempted company with limited liability organized and existing under the laws of The Cayman Islands, through partially owned subsidiaries, owns 13.98% of the voting securities of EVH. PPL Global, LLC ("PPLG"), through wholly and partially owned subsidiaries, owns 14.38% of the voting securities of EVH.

                  Riolec operates a hydroelectric utility facility, Planta Hidroelectricas de Rio Yura,
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(the "Project") located on the Rio Yura, in the Province Quijarro del
Departmento de Potosi. The Project is owned by La Corporacion Minera de Bolivia. The utility assets operated by Riolec comprise electric generating equipment at the Project capable of producing approximately 18.5 megawatts (net) of power and control equipment and other utilities-producing facilities, as well as interconnecting transmission facilities to interconnect the Project's power generating equipment with the Bolivian transmission grid.

                  The persons holding 5% or greater of the voting securities in Riolec are:

Person                                Amount            Type of Security
------                                ------            ----------------
Constellation Power
International Investments, Ltd.       13.98%           Indirect equity interest

PMDC Energia Ltd.                     14.38%           Indirect equity interest

OPDB, Ltd.                            11.82%           Indirect equity interest

Energia Andina S.A.                    8.82%           Indirect equity interest

People of Bolivia                     48.51%           Indirect equity interest

Item 2:
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                  Baltimore Gas and Electric Company ("BGE") is a domestic
public utility company that is an associate company of Constellation Power International Investments, Ltd. ("CPII"). CPII is a subsidiary company of Constellation Energy Group, Inc. BGE has not made an investment in and has no contractual relationship with EVH and no such investment or contractual relationship is contemplated.

                  PPL Electric Utilities Corporation ("PPL EUC") is a domestic public utility company that is a subsidiary company of PPL Corporation and an associate company of PPLG. PPL EUC has not made an investment in and has no contractual relationship with Riolec, and no such investment or contractual relationship is contemplated.


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                                    EXHIBIT A

                  A certifications of resources and authority previously has been filed with the Commission by the Maryland Public Service Commission, the state commission that regulates the retail rates of BGE. A certification of resources and authority previously has been filed with the Commission by the Pennsylvania Public Utility Commission, the state commission that regulates the retail rates of PPL Electric Utilities Corporation.


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                  Constellation Power International Investments, Ltd has duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.


                                                /s/  Victor A. Contract
                                            --------------------------------
                                            Michael D. Hornstein, Esq.
                                            Victor A. Contract, Esq.
                                            Orrick, Herrington & Sutcliffe LLP
                                            3050 K Street, N.W.
                                            Washington, D.C. 20007
                                            (202) 339-8400

                                            Attorneys for Constellation Power
                                            International Investments, Ltd.

August 27, 2002